SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
 the Securities Exchange Act of 1934

Date of Announcement: 01 February 2016

BT Group plc

(Translation of registrant's name into English)

BT Group plc
 81 Newgate Street
 London
EC1A 7AJ
 England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X...             Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....           No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

1 February 2016

BT GROUP PLC
RESULTS FOR THE THIRD QUARTER AND NINE MONTHS TO 31 DECEMBER 2015
BT Group plc (BT.L) today announced its results for the third quarter and nine months to 31 December 2015.
		Third quarter to 31 December 2015		Nine months to 31 December 2015
		£m	Change	£m	Change
Revenue1		4,594	3%	13,253	0%
Change in underlying revenue2 excluding transit			4.7%		2.3%
EBITDA1		1,613	3%	4,504	1%
Profit before tax	- adjusted1	928	14%	2,328	9%
	- reported	862	24%	2,136	18%
Earnings per share	- adjusted1	9.0p	13%	22.7p	6%
	- reported	9.5p	38%	21.9p	21%
Normalised free cash flow3		904	£(4)m	1,579	£16m
Net debt				5,021	£(1,181)m

Gavin Patterson, Chief Executive, commenting on the results, said:

"This is a strong set of results with good numbers across the board.  Revenue4 was up 4.7% this quarter, our best result for more than seven years.  We are making good progress towards our goal of sustainable profitable revenue growth.

"BT Consumer had a standout quarter, increasing its overall line base for the first time in well over a decade and capturing 71% of new broadband customers.  Good customer growth in broadband, TV and mobile helped to grow ARPU by 7%.  Customers like what we're offering, whether that's superfast broadband, Champions League football or mobile data bundles.  BT Global Services also did well with good revenue growth in continental Europe and Asia.

"These are exciting times at BT.  We have completed our acquisition of EE, the UK's best mobile network provider, and are confident that we'll deliver the anticipated cost and revenue synergies.  EE will become a separate consumer-focused line of business within the group.  We're also creating a new organisation to better serve our business and public sector customers in the UK, combining BT Business with EE's business division and parts of BT Global Services' UK operations.  BT Global Services will focus on serving multinational companies and major customers outside the UK.

"Service continues to be a priority.  Our engineers have worked tirelessly over the festive period to restore service after some of the worst flooding on record.  We're investing to improve service and are creating a further 1,000 contact centre jobs in the UK, to help us meet our commitment to answer more than 80% of consumer customer calls from within the UK by the end of this year.

"Fibre is underpinning the growth at Openreach with almost half a million premises taking up the service this quarter via dozens of service providers.  The fibre market is highly competitive and growing all the time, which is great news for the UK economy.   Our superfast fibre broadband network is available to well over 24m homes and businesses.  We will help take fibre coverage to 95% of the country by the end of 2017, with plans to go even further.  Our G.fast trials are progressing well.  The UK is poised to take the important journey from superfast to ultrafast broadband and BT is well placed to lead the charge."

Key points for the third quarter:

• Underlying revenue2 excluding transit up 4.7%, our best result for more than seven years
• EBITDA1 up 3%
• Record Openreach fibre broadband net additions of 494,000
• 71% share of UK broadband market5 growth
• Consumer line growth of 6,000; the first increase in over a decade
• Now more than 300,000 BT Mobile customers
• 2015/16 outlook for standalone BT: EBITDA and cash flow reaffirmed; revenue4 growth expected to be 1% to 2%

1 Before specific items.  Specific items are defined on page 3
2 Excludes specific items, foreign exchange movements and the effect of acquisitions and disposals
3 Before specific items, pension deficit payments and the cash tax benefit of pension deficit payments
4 Change in underlying revenue excluding transit
5 DSL and fibre

GROUP RESULTS FOR THE THIRD QUARTER AND NINE MONTHS TO 31 DECEMBER 2015

	Third quarter to 31 December			Nine months to 31 December
	2015	2014	Change	2015	2014	Change
	£m	£m	%	£m	£m	%
Revenue
- adjusted1	4,594	4,475	3	13,253	13,212	0
- reported	4,637	4,475	4	13,456	13,270	1
- change in underlying revenue2 excluding transit			4.7			2.3
EBITDA
- adjusted1	1,613	1,567	3	4,504	4,452	1
- reported	1,603	1,519	6	4,481	4,306	4
Operating profit
- adjusted1	1,021	949	8	2,661	2,564	4
- reported	1,011	901	12	2,638	2,418	9
Profit before tax
- adjusted1	928	814	14	2,328	2,142	9
- reported	862	694	24	2,136	1,803	18
Earnings per share
- adjusted1	9.0p	8.0p	13	22.7p	21.4p	6
- reported	9.5p	6.9p	38	21.9p	18.1p	21
Capital expenditure	587	599	(2)	1,874	1,648	14
Normalised free cash flow3	904	908	0	1,579	1,563	1
Net debt				5,021	6,202	£(1,181)m

Line of business results1

	Revenue			EBITDA			Free cash flow3
Third quarter to	2015	2014	Change	2015	2014	Change	2015	2014	Change
31 December	£m	£m	%	£m	£m	%	£m	£m	%
BT Global Services	1,675	1,694	(1)	276	261	6	109	52	110
BT Business	779	789	(1)	268	266	1	245	224	9
BT Consumer	1,205	1,083	11	270	251	8	348	274	27
BT Wholesale	527	532	(1)	135	136	(1)	120	114	5
Openreach	1,294	1,255	3	677	651	4	419	471	(11)
Other and intra-group items	(886)	(878)	(1)	(13)	2	n/m	(337)	(227)	(48)
Total	4,594	4,475	3	1,613	1,567	3	904	908	0

1 Before specific items
2 Excludes specific items, foreign exchange movements and the effect of acquisitions and disposals
3 Before specific items, pension deficit payments and the cash tax benefit of pension deficit payments
n/m = not meaningful

Notes:

1.  The commentary focuses on the trading results on an adjusted basis, which is a non-GAAP measure, being before specific items.  Unless otherwise stated, revenue, operating costs, earnings before interest, tax, depreciation and amortisation (EBITDA), operating profit, profit before tax, net finance expense, earnings per share (EPS) and normalised free cash flow are measured before specific items.  This is consistent with the way that financial performance is measured by management and reported to the Board and the Operating Committee and assists in providing a meaningful analysis of the trading results of the group.  The directors believe that presentation of the group's results in this way is relevant to the understanding of the group's financial performance as specific items are those that in management's judgement need to be disclosed by virtue of their size, nature or incidence.  In determining whether an event or transaction is specific, management considers quantitative as well as qualitative factors such as the frequency or predictability of occurrence.  Specific items may not be comparable with similarly titled measures used by other companies.  Reported revenue, reported operating costs, reported EBITDA, reported operating profit, reported profit before tax, reported net finance expense, reported EPS and reported free cash flow are the equivalent unadjusted or statutory measures.

2. Trends in underlying revenue, trends in underlying operating costs, and underlying EBITDA are non-GAAP measures which seek to reflect the underlying performance of the group that will contribute to long-term sustainable growth and as such exclude the impact of acquisitions and disposals, foreign exchange movements and any specific items.  We focus on the trends in underlying revenue and underlying operating costs excluding transit as transit traffic is low-margin and is significantly affected by reductions in mobile termination rates.

Enquiries

Press office:
Ross Cook                                                                                                             Tel: 020 7356 5369

Investor relations:
Damien Maltarp                                                                                                    Tel: 020 7356 4909

We will hold a conference call for analysts and investors at 9.00am today and a simultaneous webcast will be available at www.bt.com/results

We expect to announce the fourth quarter and full year results for 2015/16 on 5 May 2016.

About BT

BT's purpose is to use the power of communications to make a better world.  It is one of the world's leading providers of communications services and solutions, serving customers in more than 170 countries.  Its principal activities include the provision of networked IT services globally; local, national and international telecommunications services to its customers for use at home, at work and on the move; broadband, TV and internet products and services and converged fixed-mobile products and services.  Following the acquisition of EE on 29 January 2016, BT consists principally of six customer-facing lines of business: BT Global Services, BT Business, BT Consumer, EE, BT Wholesale and Openreach.

For the year ended 31 March 2015, BT Group's reported revenue was £17,979m with reported profit before taxation of £2,645m.

British Telecommunications plc (BT) is a wholly-owned subsidiary of BT Group plc and encompasses virtually all businesses and assets of the BT Group.  BT Group plc is listed on stock exchanges in London and New York.

For more information, visit www.btplc.com

Click on, or paste the following link into your web browser, to view the associated PDF document.
http://www.rns-pdf.londonstockexchange.com/rns/5493N_-2016-1-31.pdf

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BT Group plc
(Registrant)

By: /s/ Dan Fitz, Company Secretary
--------------------

Dan Fitz, Company Secretary.

Date 01 February 2016